UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 8-A/A


                For Registration of Certain Classes of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934


                         SEQUENT COMPUTER SYSTEMS, INC.
             (Exact name of Registrant as specified in its charter)

         Oregon                                           93-0826369
(State of incorporation                                (IRS Employer
    or organization)                                 Identification No.)



15450 SW Koll Parkway, Beaverton, Oregon                    97006
(Address of principal executive offices)                  (Zip Code)


If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

Securities to be registered pursuant to Section 12(b) of the Act:

       Title of each class                  Name of each exchange on which
       to be so registered                  each class is to be registered

   ----------------------------              ----------------------------


Securities registered pursuant to Section 12(g) of the Act:

                          Common Stock, $.01 par value
                                (Title of Class)

Item 1.  Description of Registrant's Securities to be Registered
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Common Stock

     Sequent Computer Systems, Inc. (the "Company") is authorized to issue 100,000,000 shares of Common Stock, with a par value of $.01 per share. Each outstanding share of Common Stock is entitled to one vote upon each matter submitted to a vote at a meeting of shareholders, and shareholders may vote, in person or by proxy, the number of shares owned by such shareholder that are entitled to vote at any election of directors, for as many persons as there are directors to be elected. Shareholders may not cumulate their votes in the election of directors. Holders of Common Stock are entitled to dividends, when and if declared by the Board of Directors out of legally available funds. Upon liquidation, the holders of Common Stock are entitled to the net assets of the Company available for distribution to shareholders. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of Common Stock may become subject to those of holders of any Preferred Stock that the Company may issue in the future.

Preferred Stock

     The Company is authorized to issue 5,000,000 shares of Preferred Stock, with a par value of $.01 per share, in one or more series.

     The Board of Directors has authority, without further shareholder approval, to issue shares of Preferred Stock in one or more series and to determine the number of shares, designations, dividend rights, conversion rights, redemption rights, voting rights, liquidation preferences and other terms of any such series. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company without further action by the shareholders. The issuance of Preferred Stock with voting or conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others.

Oregon Control Share and Business Combination Statutes; Certain Provisions of Articles

     The Company is subject to the Oregon Control Share Act (the "Control Share Act"). The Control Share Act generally provides that a person (the "Acquiror") who acquires voting stock of an Oregon corporation in a transaction that results in the Acquiror holding more than 20%, 33 1/3% or 50% of the total voting power of the corporation (a "Control Share Acquisition") cannot vote the shares it acquires in the Control Share Acquisition ("control shares") unless voting rights are accorded to the control shares by (i) a majority of each voting group entitled to vote and (ii) the holders of a majority of the outstanding voting shares, excluding the control shares held by the Acquiror and shares held by the Company's

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
officers and inside directors. The term "Acquiror" is broadly defined to include persons acting as a group.

     The Acquiror may, but is not required to, submit to the Company a statement setting forth certain information about the Acquiror and its plans with respect to the Company. The statement may also request that the Company call a special meeting of shareholders to determine whether voting rights will be accorded to the control shares. If the Acquiror does not request a special meeting of shareholders, the issue of voting rights of control shares will be considered at the next annual or special meeting of shareholders. If the Acquiror's control shares are accorded voting rights and represent a majority or more of all voting power, shareholders who do not vote in favor of voting rights for the control shares will have the right to receive the appraised "fair value" of their shares, which may not be less than the highest price paid per share by the Acquiror for the control shares.

     The Company is also subject to certain provisions of the Oregon Business Corporation Act that govern business combinations between corporations and interested shareholders (the "Business Combination Act"). The Business Combination Act generally provides that if a person or entity acquires 15% or more of the voting stock of an Oregon corporation (an "Interested Shareholder"), the corporation and the Interested Shareholder, or any affiliated entity of the Interested Shareholder, may not engage in certain business combination transactions for three years following the date the person became an Interested Shareholder. Business combination transactions for this purpose include (a) a merger or plan of share exchange, (b) any sale, lease, mortgage or other disposition of 10% or more of the assets of the corporation and (c) certain transactions that result in the issuance of capital stock of the corporation of the Interested Shareholder. These restrictions do not apply if (i) the Interested Shareholder, as a result of the transaction in which such person became an Interested Shareholder, owns at least 85% of the outstanding voting stock of the corporation (disregarding shares owned by directors who are also officers and certain employee benefit plans), (ii) the board of directors approves the share acquisition or business combination before the Interested Shareholder acquires 15% or more of the corporation's voting stock or (iii) the board of directors and the holders of at least two-thirds of the outstanding voting stock of the corporation (disregarding shares owned by the Interested Shareholder) approve the transaction after the Interested Shareholder acquires 15% or more of the corporation's voting stock.

     The Company's Articles of Incorporation require that, except in certain circumstances, business combinations (as defined in the Articles of Incorporation) between the Company and a beneficial holder, or an affiliate who was a beneficial holder, or by virtue of the business combination will become a beneficial holder, of 10% or more of the Company's outstanding voting stock (a "10% Interested Shareholder") be approved by an affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares of the voting stock of the Company, voting together as a single class. Under these charter provisions, a business combination is defined generously as (a) a merger or consolidation between or with the Company and a 10% Interested Shareholder or an affiliate

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
thereof; (b) any sales, lease, exchange, pledge, transfer or other disposition (in one transaction or a series of transactions) (i) of more than 20% of the fair market value of Company's assets to a 10% Interested Shareholder or an affiliate or (ii) by a 10% Interested Shareholder or affiliate of any of its assets to the Company; (c) the issuance to a 10% Interested Shareholder or affiliate of securities of the Company or its subsidiaries; (d) the adoption of any plan or proposal for the liquidation or dissolution of the Company proposed by or on behalf of a 10% Interested Shareholder or an affiliate; (e) any transaction that directly or indirectly increases the proportionate share of the voting stock of the Company owned directly or indirectly by a 10% Interested Shareholder or affiliate; (f) any loan of money or other asset of the Company to, or guarantee by the Company of indebtedness or other obligations of, a 10% Interested Shareholder or affiliate; (g) any redemption by the Company of securities owned by a 10% Interested Shareholder or affiliate; or (h) any agreement, contract or other arrangement providing for any of the foregoing transactions.

     The supermajority voting requirement does not apply, however, if the business combination is approved by a majority of the Board of Directors who, at the time such approval was given, were not affiliates or nominees of the 10% Interested Shareholder and were members of the Board of Directors prior to the time the 10% Interested Shareholder became a 10% Interested Shareholder (the "Continuing Directors"). Alternatively, such voting requirements will not apply if (a) the consideration to be received by the holders of each class of the Company's outstanding voting stock is at least equal to the greater of (i) the highest per share price (including any brokerage commissions and soliciting dealers' fees) paid by or on behalf of the 10% Interested Shareholder for any shares of such class or (ii) the highest fair market value per share of such voting stock in the two-years prior to the proposed business combination; (b) such consideration is in cash or in the same form of consideration as the 10% Interested Shareholder paid to acquire the largest number of voting shares previously acquired by it; and (c) the 10% Interested Shareholder has not received certain specified benefits from the Company, such as loans, guarantees or pledges.

     These provisions in the Articles of Incorporation can be amended by either
i) the approval of both the Company's Board of Directors and the affirmative vote of the holders of a majority of the Company's outstanding voting stock or
(ii) by the affirmative vote of the holders of two-thirds of the outstanding voting stock, regardless of director approval.


Item 2.  Exhibits
-----------------

     1. Articles of Incorporation, as amended, and Articles of Merger of the Company. (Incorporated by reference to the Company's Registration Statement on Form S-8 (File No. 33-63972).)

     2. Bylaws, as amended, of the Company. (Incorporated by reference to Exhibit 4B to the Company's Registration Statement on Form S-3 (File No. 333-31189).)

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
                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereto duly authorized.

Dated:   July 28, 1997

                                       SEQUENT COMPUTER SYSTEMS, INC.



                                       By: ROBERT S. GREGG
                                           -------------------------------------
                                           Robert S. Gregg
                                           Sr. Vice President-Finance and
                                           Legal and Chief Financial Officer

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